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BA0DOCS1\16615.02
EXHIBIT 11

              MERRY-GO-ROUND ENTERPRISES, INC.
                   "DEBTORS-IN-POSSESSION"
           COMPUTATIONOF EARNINGS (LOSS) PER SHARE

                        Fiscal YearFiscal YearFiscal Year
                            1995       1994       1993
Net earnings (loss)   $(186,340,000)$(45,624,000)$37,981,000

Number of shares of
  common  stock
  outstanding at
  beginning of year      53,932,335 53,862,886 53,341,251

Shares of restricted
  common stock as of the
  dates awarded                   -          -    356,785

Exercise of common stock
  options                     9,675     48,490     21,924

Cancellation of
  restricted common
  stock                     (2,326)          -          -

  ------------         -----------------------

  Weighted average
  number of
  shares outstanding     53,939,684 53,911,376 53,719,960

  Earnings (loss) per
  share                     $ (3.45)     $ (.85)     $ .71
